May 30, 2025

Eric Schlorff
Chief Executive Officer
SeaStar Medical Holding Corp
3513 Brighton Blvd, Suite 410
Denver, CO 80216

        Re: SeaStar Medical Holding Corp
            Draft Registration Statement on Form S-1
            Submitted May 27, 2025
            CIK No. 0001831868
Dear Eric Schlorff:

       This is to advise you that we do not intend to review your registration statement.

       We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Nicholas O'Leary at 202-551-4451 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and
                                                            Services
cc:    Josh Erekson, Esq.